DREYFUS BASIC U.S. GOVERNMENT MONEY MARKET FUND
STATEMENT OF INVESTMENTS
May 31, 2005 (Unaudited)

U.S. Government Agencies -100.1%	Annualized Yield on Date of Purchase (%)		Principal Amount ($)	Value ($)
Federal Farm Credit Banks, Floating Rate Notes				
11/23/2005	3.06	a	50,000,000	50,001,199
2/14/2006	3.04	a	25,000,000	24,994,760
6/1/2006	3.04	a	50,000,000	50,000,000
9/7/2006	3.03	a	38,420,000	38,416,233
Federal Home Loan Banks, Discount Notes				
6/1/2005	2.98		35,700,000	35,700,000
7/13/2005	3.02		70,000,000	69,755,000
Federal National Mortgage Association, Discount Notes				
6/1/2005	2.82		40,000,000	40,000,000
6/6/2005	2.89		55,000,000	54,978,076
7/6/2005	2.97		75,000,000	74,784,896
7/27/2005	3.04		50,000,000	49,765,111
Total Investments (cost $488,395,275)	**100.1%**			**488,395,275**
Liabilities, Less Cash and Receivables	**(0.1)%**			**(478,737)**
Net Assets	**100.0%**			**487,916,538**

a   *Variable interest rate-subject to periodic change.*

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.